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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.  )*

BIOLOK INTERNATIONAL INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
090943200
(CUSIP Number)
Mortimer Berkowitz III,
President
Tumbler Holdings, Inc.
505 Park Avenue, 12th Floor
New York, New York 10022
212-935-7780
Copies to:
Stephen C. Curley, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
(212) 935-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Tumbler Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,399,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Approximately 60.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1)	Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. (“BioLok”) entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal. Tumbler Holdings, Inc. disclaims beneficial ownership in 9,399,541 shares of BioLok.

(2)	Based on 15,668,838 shares outstanding as of September 7, 2006.

CUSIP No.

1	NAMES OF REPORTING PERSONS: HEALTHPOINTCAPITAL PARTNERS II, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,399,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Approximately 60.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1)	Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. (“BioLok”) entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal. Healthpoint Capital Partners II, LP disclaims beneficial ownership in 9,399,541 shares of BioLok.

(2)	Based on 15,668,838 shares outstanding as of September 7, 2006.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Tumbler Merger Corp.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,399,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Approximately 60.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1)	Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. (“BioLok”) entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal. Tumbler Merger Corp. disclaims beneficial ownership in 9,399,541 shares of BioLok.

(2)	Based on 15,668,838 shares outstanding as of September 7, 2006.

CUSIP No.

1	NAMES OF REPORTING PERSONS: HGP II, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,399,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Approximately 60.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)	Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. (“BioLok”) entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal. HGP II, LLC disclaims beneficial ownership in 9,399,541 shares of BioLok.

(2)	Based on 15,668,838 shares outstanding as of September 7, 2006.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Mortimer Berkowitz III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,399,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Approximately 60.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. (“BioLok”) entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal. Mr. Berkowitz disclaims beneficial ownership in 9,399,541 shares of BioLok.

(2)	Based on 15,668,838 shares outstanding as of September 7, 2006.

CUSIP No.

1	NAMES OF REPORTING PERSONS: John H. Foster

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,399,541

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Approximately 60.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. (“BioLok”) entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal. Mr. Foster disclaims beneficial ownership in 9,399,541 shares of BioLok.

(2)	Based on 15,668,838 shares outstanding as of September 7, 2006.

Item 1 — Security and Issuer
     This statement on Schedule 13D (the “Schedule 13D”) relates to Common Stock, par value $0.01 per share (“Common Stock”) of BioLok International Inc., a Delaware corporation (“BioLok”). The principal executive offices of BioLok are located at 368 South Military Trail, Deerfield Beach, Florida 33442.
Item 2 — Identity and Background
(a) - (c) This Schedule 13D is being filed jointly by (i) John H. Foster, (ii) Mortimer Berkowitz III, (iii) Tumbler Holdings, Inc., (iv) Tumbler Merger Corp., (v) HealthpointCapital Partners II, LP and (vi) HGP II, LLC (collectively, the “Filing Parties”)i. HGP II, LLC is the general partner of HealthpointCapital Partners II, LP. Messrs. Foster and Berkowitz are the managing members of HGP II, LLC. HealthpointCapital Partners II, LP is the sole stockholder of Tumbler Holdings, Inc. Tumbler Holdings, Inc. is the sole stockholder of Tumbler Merger Corp.
     The Filing Parties have entered into a joint filing statement, dated September 18, 2006, a copy of which is attached to this statement as Exhibit C.
     The business address of each of the Filing Parties is c/o HealthpointCapital, 505 Park Avenue, 12th Floor, New York, NY 10022.
     The principal occupation of each of Messrs. Foster and Berkowitz is private equity investing and portfolio company management with respect to HealthpointCapital Partners II, LP and other private equity funds. The principal business of HealthpointCapital Partners II, LP is to hold private equity investments. The principal business of HGP II, LLC is to manage the private equity investments of HealthpointCapital Partners II. The principal business of Tumbler Holdings, Inc. is to enter into the Merger Agreement and related transactions described below and to hold the shares of BioLok after the Merger. The principal business of Tumbler Merger Corp. is to enter into the Merger Agreement and related transactions described below and to merge with and into BioLok.
     As a result of entering into the Stockholders Support Agreement described in Item 4 below, the Filing Parties may be deemed to have formed a “group” with each of the Major Stockholders (as defined in the Stockholders Support Agreement) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5(b)(1) thereunder. Each of the Filing Parties expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.
     (d) - (e) During the last five years, none of the Filing Parties nor, to the best knowledge of each Filing Party, any of the executive officers or directors of any Filing Party that is not a natural person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f)
John H. Foster is a United States citizen.
Mortimer Berkowitz III is a United States citizen.
Tumbler Holdings, Inc. is a Delaware corporation.
Tumbler Merger Corp. is a Delaware corporation.
HealthpointCapital Partners II, LP is a Delaware limited partnership.

* Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Party constitutes a “person” for any purpose other than Section 13(d) of the Securities Act.

HGP II, LLC is a Delaware limited liability company.
Item 3 — Source and Amount of Funds or Other Consideration
     The cash was provided by the capital contributions of the partners of HealthpointCapital Partners II, LP.
Item 4 — Purpose of Transaction
     Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok entered into an Agreement and Plan of Merger, dated as of September 7, 2006 (the “Merger Agreement”). Under the Merger Agreement, among other things, Tumbler Merger Corp. is to make a tender offer (the “Offer”) to acquire all of the outstanding shares of BioLok, subject to certain conditions. The transaction is subject to the approval of the stockholders of Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok.
     Tumbler Holdings, Inc. has entered into a Stockholders Support Agreement, dated as of September 7, 2006 (the “Stockholders Support Agreement”) with certain stockholders of BioLok, pursuant to which each signatory stockholder agreed, among other things, and subject to certain conditions, (i) to tender all of its BioLok shares to Tumbler Merger Corp. pursuant to the terms of a tender offer to be undertaken by Tumbler Merger Corp. pursuant to the Merger Agreement and not to withdraw such tender and (ii) granted to Tumbler Holdings, Inc. an irrevocable proxy to vote all the BioLok shares in favor of the approval and adoption of the Merger Agreement and approval of the merger and all other transactions contemplated by the Merger Agreement and the Stockholders Support Agreement and against any contrary action, agreement or transaction or proposal.
     Consummation of the merger would result in the registration of the BioLok shares under Section 12 of the Exchange Act being terminated and the BioLok shares would cease to be authorized for quotation on the OTC Bulletin Board.
     References to, and descriptions of, the Merger Agreement and the Stockholders Support Agreement as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Stockholders Support Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.
     The Filing Parties do not have any right to dispose (or direct the disposition of) any BioLok shares pursuant to the Stockholders Support Agreement. Accordingly, each Filing Party expressly disclaims beneficial ownership of all such shares.
Item 5 — Interest in Securities of the Issuer
     (a) - (b) The number of BioLok shares covered by the Stockholders Support Agreements is 9,399,541, which constitutes approximately 60.0% of the issued and outstanding shares of BioLok shares, based on the number of BioLok shares issued and outstanding on September 7, 2006, as represented by BioLok in the Merger Agreement. By virtue of the Stockholders Support Agreements, each of the Filing Parties may be deemed to share with the respective Major Stockholders the power to vote the BioLok shares subject to the Stockholders Support Agreements. However, the Filing Parties (1) are not entitled to any rights as a stockholder of BioLok as to the BioLok shares covered by the Stockholders Support Agreements and (2) disclaim any beneficial ownership of the BioLok shares covered by the Stockholders Support Agreements. See the information in Items 2 and 3 with respect to the stockholders and the information in Items 3 and 4 with respect to the Stockholders Support Agreements, which information is incorporated herein by reference.
     (c) Other than as set forth in this Item 5(a)-(b), to the best knowledge of each Filing Party as of the date hereof (1) neither any of the Filing Parties nor any subsidiary or affiliate of any of the Filing Parties nor any executive officers or directors of any of the Filing Parties, beneficially owns any shares of BioLok shares, and (2) there have been no transactions in the shares of BioLok shares effected during the past 60 days by any of the Filing Parties, nor to the best knowledge of any of the Filing Parties, by any subsidiary or affiliate of any of the Filing Parties or any of executive officers or directors of any of the Filing Parties.

     (d) Not applicable.
     (e) Not applicable.
     Reference to, and descriptions of, the Merger Agreement and the Stockholders Support Agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Stockholders Support Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.
Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Form of Stockholders Support Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of knowledge of each of the Filing Parties, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of BioLok.
Item 7 — Material to be Filed as Exhibits

Exhibit	Description
1	Agreement and Plan of Merger dated as of September 7, 2006 by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and BioLok International Inc. entered into an Agreement and Plan of Merger incorporated by reference herein from Exhibit 2.2 to the Current Report on Form 8-K filed by BioLok International Inc. on September 8, 2006 (File No. 000-51482).

2	Form of Stockholders Support Agreement, by and among Tumbler Holdings, Inc. and each of the stockholders whose names appear on the signature pages thereto, dated as of September 7, 2006 incorporated by reference herein from Exhibit 4.3 to the Current Report on Form 8-K filed by BioLok International Inc. on September 8, 2006 (File No. 000-51482).

3	Joint Filing Statement (filed herewith).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 18, 2006

TUMBLER HOLDINGS, INC.

By:	/s/ Mortimer Berkowitz III

Mortimer Berkowitz III President

TUMBLER MERGER CORP.

By:	/s/ Mortimer Berkowitz III

Mortimer Berkowitz III President

HEALTHPOINTCAPITAL PARTNERS II, L.P.

By: HGP II, LLC, its General Partner

By:	/s/ Mortimer Berkowitz III

Mortimer Berkowitz III Managing Member

HGP II, LLC

By:	/s/ Mortimer Berkowitz III

Mortimer Berkowitz III Managing Member

/s/ Mortimer Berkowitz III

Mortimer Berkowitz III

/s/ John H. Foster

John H. Foster